Issuer Free Writing Prospectus dated July 30, 2009
Filed Pursuant to Rule 433
Registration No. 333-160130
(Relating to Prospectus dated July 2, 2009)

Issuer	Micromet, Inc. (NASDAQ: MITI)
Common stock offered by Micromet
14,000,000 shares of common stock (excluding up to an additional 2,100,000 shares to cover over-allotments).  Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over-allotment option.

Upon completion of this offering, we will have 66,578,875 shares of common stock outstanding based on the actual number of shares outstanding as of June 30, 2009, which was 52,578,875, and does not include, as of that date:

•  9,295,559 shares of common stock issuable upon the exercise of outstanding options, with a weighted average exercise price of $3.60 per share;

•  8,222,416 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $3.92 per share; and

•  1,465,035 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,016,602 shares of common stock reserved for issuance under our 2003 Amended and Restated Equity Incentive Plan, 243,614 shares of common stock reserved for issuance under our 2006 Equity Incentive Award Plan and 204,819 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

Public offering price	$5.00 per share.
Underwriting discount	$0.325 per share.
Consolidated balance sheet data	Our cash, cash equivalents and short-term investments available for sale was approximately $49.2 million as of June 30, 2009.
Use of proceeds
We intend to use the net proceeds from this offering for preclinical and clinical development of our drug candidates, for discovery research for new drug candidates and for general corporate purposes, including working capital.  In addition, we may use a portion of the proceeds to acquire drugs or drug candidates, technologies, businesses or other assets.

Dilution
After giving effect to the sale of an aggregate of 1,420,568 shares of our common stock to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a Common Stock Purchase Agreement dated as of December 1, 2008, at an average price of $3.70 per share, our pro forma net tangible book value, as of March 31, 2009, was approximately $31.3 million, or $0.60 per share of common stock.  “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

Based on the public offering price of $5.00 per share, the dilution per share to new investors in this offering will be $3.55, and our pro forma net tangible book value per share will increase by approximately $0.86.  Investors purchasing shares of common stock in this offering will contribute approximately 23.7% of the total consideration paid for our outstanding common stock and will own approximately 21.1% of our outstanding common stock following the completion of this offering.

Risk factors
Before you make a decision to invest in our common stock, you should consider carefully the risks described below, and in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, together with other information in the prospectus to which this issuer free writing prospectus relates, and the information incorporated by reference therein.

Additional Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated any portion of the net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to the sale by us of 14,000,000 shares of common stock in this offering, and based on a public offering price of $5.00 per share in this offering and a pro forma net tangible book value per share of our common stock of $0.60 as of March 31, 2009, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $3.55 per share in the net tangible book value of the common stock. If the underwriters exercise their over-allotment option, you will experience additional dilution.

Underwriters	Piper Jaffray & Co., RBC Capital Markets Corporation and Merriman Curhan Ford

We have filed a registration statement and a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters for this offering will arrange to send you the prospectus if you submit a written request to Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by calling toll-free (800) 747-3924.  You may also access the prospectus by clicking on the following link:  http://www.sec.gov/Archives/edgar/data/1131907/000114420409033613/v152618_s3.htm.